SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             ERLY INDUSTRIES INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 268839 10 7
                                (CUSIP Number)

                             Jean B. LeBlanc, Esq.
                            Murphy, Weir & Butler
                      2049 Century Park East, 21st floor
                            Los Angeles, CA 90067
                                 310-788-3700

                     (Name, Address and Telephone Number
                           of Person Authorized to
                     Receive Notices and Communications)

                                August 5, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 268839 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Internationale Nederlanden (U.S.) Capital Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                        (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF         7.   SOLE VOTING POWER           0
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER         0
  OWNED BY
    EACH            9.   SOLE DISPOSITIVE POWER      0
  REPORTING
   PERSON
    WITH           10.   SHARED DISPOSITIVE POWER    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0%

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14.  TYPE OF REPORTING PERSON*

          CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH  SIDES OF THE  COVER  PAGE,  RESPONSES  TO ITEMS  1-7  (INCLUDING
        EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                        Amendment No. 2 to Schedule 13D

This Statement amends the Schedule 13D, dated March 7, 1995, as amended by Amendment No. 1 to Schedule 13D dated August 2, 1995 (the "Schedule 13D"), filed by Internationale Nederlanden (U.S.) Capital Corporation with respect to the Common Stock, $.01 par value (the "Common Stock") of ERLY Industries Inc., a California corporation ("Issuer"). Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D. Items 2, 3, 5 and 7 are amended to add the following information.

         Schedule 1 to Item 2 is amended as attached hereto and incorporated herein by reference.

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following information:

                  On August 25, 1995, the obligations owing from Issuer to Internationale Nederlanden (U.S.) Capital Corporation ("Holder") under the ERLY Juice Loan Agreement, which obligations were in the amount of approximately $9.6 million, and the obligations owing to Holder from American Rice, Inc., a Texas corporation and a subsidiary of which Issuer then owned approximately 81% of the voting power, which obligations were in the amount of approximately $23.4 million, were satisfied in full. As a result of such payment, among other things, (1) with respect to the C Warrant and the D Warrant, the "Expiration Date" (under and as defined in such warrants) occurred in accordance with the terms thereof, and such warrants terminated, and (2) with respect to the A Warrant and the B Warrant, (a) the "Call Period" (as defined in such warrants) commenced, (b) the "Call Share Price" (as defined in such warrants) was reduced to $5.50 per share, and (c) the Call Cutoff Date (as defined in such warrants) was extended from April 30, 1996 to September 30, 1996, all in accordance with the terms of such warrants.

                  In connection with a common stock dividend distributed in September 1995 by Issuer to its shareholders and pursuant to a letter agreement between Issuer and Holder dated September 14, 1995, the Call Share Price was adjusted from $5.50 per share to $4.78 per share. As a result of such price adjustment, the aggregate repurchase price to Issuer to redeem in full the A Warrant and the B Warrant was $2,511,666.

         Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety by the following:

                  On August 2, 1996, Holder transferred the A Warrant and the B Warrant to ING (U.S.) Investment Corporation, a Delaware corporation ("ING Investment") and a wholly-owned subsidiary of Holder. Under the terms of an agreement dated August 5, 1996, Issuer and ING Investment agreed that the aggregate repurchase price for the A Warrant and the B Warrant would be adjusted to $2,125,000, subject to adjustment upon certain transactions occurring within six (6) months of the repurchase date. On August 5, 1996, Issuer repurchased in full the A Warrant and the B Warrant from ING Investment (exercisable for 525,167 shares of Common Stock, as adjusted pursuant to antidilution provisions) pursuant to Issuer's call option. Following such repurchase, none of (i) Holder,
(ii) ING Investment, (iii) U.S. Holdings, (iv) INB, (v) ING, and, (vi) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

         Item 7 is hereby amended to add the following exhibits that are being filed as part of this Schedule 13D:


Item 7.   Material to be Filed as Exhibits.

  Exhibit 1 -    Agreement dated as of August 5, 1996 between Erly Industries
                 Inc. and ING (U.S.) Investment Corporation, regarding the repurchase price in connection with the call of the A Warrant and the B Warrant by ERLY Industries Inc.

  Exhibit 2 -    Assignment of A Warrant from Internationale Nederlanden (U.S.)
                 Capital Corporation to ING (U.S.) Investment Corporation.

  Exhibit 3 -    Assignment of B Warrant from Internationale Nederlanden (U.S.)
                 Capital Corporation to ING (U.S.) Investment Corporation.

  Exhibit 4 -    Assignment of A Warrant from ING (U.S.) Investment Corporation to ERLY Industries Inc.

  Exhibit 5 -    Assignment of B Warrant from ING (U.S.) Investment Corporation to ERLY Industries Inc.

  Exhibit 6 -    Letter Agreement dated as of September 14, 1995 between
                 Internationale Nederlanden (U.S.) Capital Corporation and ERLY
                 Industries Inc. regarding the A Warrant and the B Warrant.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1996

                        INTERNATIONALE NEDERLANDEN (U.S.)
                        CAPITAL CORPORATION

                        By: /s/ Michael W. Adler
                        Name: Michael W. Adler
                        Title: Senior Vice President


                                  SCHEDULE 1

      Set forth below are the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

      Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

      The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                         Executive Officers of Holder

Name                    Position

L.C. Grijns             Chairman
H.D. Bartges            Director & President
 (U.S.)


                              Directors of Holder

                        Principal Occupation
Name                    (if other than as indicated above)

L.C. Grijns
   Chairman
H.D. Bartges            Director & President
 (U.S.)
J.C. Gray               Treasurer and Senior Managing Director of Holder
 (U.S.)

                      Executive Officers of U.S. Holdings

Name                    Position

L.C. Grijns             Chairman
H.D. Bartges            President & Director
 (U.S.)
P. Geraghty             Senior Managing Director
 (U.S.)


                          Directors of U.S. Holdings

                        Principal Occupation
Name                    (if other than as indicated above)

L.C. Grijns
   Chairman
J.C. Gray
 (U.S.)
H.D. Bartges
 (U.S.)
H.H. Idzerda            General Manager of INB
C. Maas
D. Arends


                           Executive Officers of INB

Name                    Position

G.J.A. van der Lugt     Chairman
J.H.M. Lindenbergh      Member
C. Maas                 Member
M. Minderhoud           Member


                               Directors of INB

                        Principal Occupation
Name                    (if other than as indicated above)

J.W. Berghuis           Vice Chairman, Executive Board, Koninklijke Pakhoed N.V.
J. Kamminga             Chairman of the Board, MKB Nederland; director of
                        Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen        Retired
G. Verhagen             Chairman
P.F. van der Heijden

                           Executive Officers of ING

Name                    Position

A.G. Jacobs             Chairman
G.J.A. van der Lugt     Vice Chairman
J.H. Holsboer           Member
H. Huizinga             Member
E. Kist                 Member
J.H.M. Lindenbergh      Member
C. Maas                 Member
M. Minderhoud           Member


                       Directors of ING

                       Principal Occupation
Name                   (if other than as indicated above)

J.P. Erbe              Chairman
L.A.A. van den Berghe  Professor at Erasmus University of Rotterdam,
   (Belgium)            The Netherlands (Economics and management of
                        insurance companies)
J.W. Berghuis          Vice Chairman, Executive Board, Koninklijke Pakhoed N.V.
P.F. van der Heijden
J. Kamminga            Chairman of the Board, MKB Nederland; director
                        of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen       Retired
J.J. van Rijn          Retired
G. Verhagen            Vice Chairman
M. Ververs             Vice Chairman; Chairman of Executive Board,
                       Wolters Kluwer N.V.